SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

(Amendment No. 22)

REALNETWORKS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

75605L-70-8

(CUSIP Number)

February 10, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 75605L-70-8	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ROBERT D. GLASER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,223,454 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,223,454 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,223,454 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.5% (2)
12	TYPE OF REPORTING PERSON* IN

(1)

Comprised of (i) 13,311,958 shares of common stock (including 459,101 shares of common stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee but for which he disclaims beneficial ownership), (ii) 1,313,110 options to purchase shares of common stock exercisable within 60 days of February 10, 2020, and (iii) 598,386 shares of Series B Preferred Stock which Mr. Glaser has the right to convert into common stock on a one-for-one basis pursuant to that certain Series B Preferred Stock Purchase Agreement dated February 10, 2020 between RealNetworks, Inc. and Mr. Glaser (the “Series B Agreement”) whereby Mr. Glaser acquired 8,064,516 shares of Series B Preferred Stock, each of which is convertible into one share of common stock. Because no conversion is permitted in the event that such conversion would cause Mr. Glaser’s beneficial ownership of common stock to exceed the 38.5% threshold set forth in the Issuer’s Second Amended and Restated Shareholder Rights Plan dated November 30, 2018, 598,386 is the number of shares of Series B Preferred Stock that Mr. Glaser can convert as of February 10, 2020 based on his beneficial ownership of common stock as reported herein as of February 10, 2020.

(2)

Pursuant to the Series B Agreement, Mr. Glaser’s ability to convert his 8,064,516 shares of Series B Preferred Stock is subject to a conversion cap of 38.5%. Accordingly, Mr. Glaser cannot beneficially own more than 38.5% of the Issuer’s outstanding Common Stock.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

This Schedule 13G relates to RealNetworks, Inc., a Washington corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

RealNetworks’ principal executive offices are located at 1501 First Avenue South, Suite 600, Seattle, Washington, 98134.

Item 2(a).	Name of Person Filing:

Robert D. Glaser

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The business address of the reporting person is 1501 First Avenue South, Suite 600, Seattle, Washington, 98134.

Item 2(c).	Citizenship:

Mr. Glaser is a United States citizen.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the common stock, par value $.001 per share, of RealNetworks.

Item 2(e).	CUSIP Number:

The CUSIP Number for RealNetworks’ common stock is 75605L 708.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). Not applicable. 214

Item 4.	Ownership:

The following describes the ownership of RealNetworks common stock by Robert Glaser as of February 10, 2020:

(a)	Amount beneficially owned: 15,223,454

(b)	Percent of class: 38.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 15,223,454

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,223,454

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Of the shares reported, 459,101 shares are held by a private foundation of which Mr. Glaser is the sole trustee. The foundation has the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or the Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

By:	/s/ Robert D. Glaser
Robert D. Glaser